Filed pursuant to Rule 433
Registration No. 333-159943
September 20, 2010
Canadian Pacific Railway Company
Final Term Sheet

Issuer:	Canadian Pacific Railway Company

Trade Date:	September 20, 2010

Settlement Date:	September 23, 2010

Principal Amount:	$350,000,000

Coupon:	4.450%

Maturity Date:	March 15, 2023

Public Offering Price:	99.575%

Benchmark:	UST 2.625% due August 15, 2020

Benchmark Yield:	2.715%

Spread:	UST +178 bps

Yield to Maturity:	4.495%

Optional Redemption:	Make whole call UST +30 bps up to and including December 15, 2022
Callable at 100% at any time on or after December 15, 2022

Interest Payment Dates:	March 15 and September 15, beginning March 15, 2011

CUSIP:	13645R AK0

ISIN:	US13645RAK05

Ratings:	Moody's: Baa3 with a stable outlook
S&P: BBB
DBRS: BBB with a stable trend

Joint Bookrunning Managers:	Morgan Stanley & Co. Incorporated
Banc of America Securities LLC

Co-Managers:	NBF Securities (USA) Corp.
RBC Capital Markets Corporation
TD Securities (USA) LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 or by emailing prospectus@morganstanley.com, or by calling Banc of America Securities LLC toll-free at 1-800-294-1322.
CREDIT RATINGS
The notes have been assigned a rating of “Baa3” with a stable outlook by Moody’s Investors Service, Inc. (“Moody’s”), a rating of “BBB” by S&P, and a rating of “BBB” with a stable trend by DBRS Limited (“DBRS”). S&P assigns an outlook to the issuer of securities and not to individual debt instruments. S&P has assigned a negative outlook to Canadian Pacific Railway Company.
Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation. The credit ratings assigned to the notes by the rating agencies are not recommendations to buy, sell or hold the notes and may be revised or withdrawn entirely at any time by a rating agency. Credit ratings may not reflect the potential impact of all risks on the value of the notes. In addition, real or anticipated changes in the rating assigned to the notes will generally affect the market value of the notes. There can be no assurance that a rating will remain in effect for a given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.
Moody’s credit ratings are on a long term debt rating scale that ranges from Aaa to C, representing the range from least credit risk to greatest credit risk of such securities rated. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its long term debt rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid range ranking and the modifier 3 indicates that the issue ranks in the lower end of that generic rating category. According to the Moody’s rating system, debt securities rated within the Baa category are subject to moderate credit risk. They are considered medium-grade and as such, may possess certain speculative characteristics.
S&P’s credit ratings are on a long term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories. According to S&P’s rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the obligations.
DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, a debt security rated “BBB” is of adequate credit quality. Protection of interest and principal is considered adequate, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated debt securities. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category. The “high” and “low” grades are not used for the AAA category.

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